UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May 2020

Commission File Number 001-35286

FRANCO-NEVADA CORPORATION

(Translation of registrant’s name into English)

199 Bay Street, Suite 2000, P.O. Box 285

Commerce Court Postal Station, Toronto, Ontario, Canada M5L 1G9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibits 99.1, 99.2 and 99.3 of this Form 6-K are incorporated by reference as additional exhibits to the registrant’s Registration Statement on Form F-10 (File No. 333-237671).

The following documents, which are attached as exhibits hereto, are incorporated by reference herein:

Exhibit No.	Description

99.1

Equity Distribution Agreement dated as of May 11, 2020, among Franco-Nevada Corporation, CIBC World Markets Inc., BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., Scotia Capital Inc., TD Securities Inc., Canaccord Genuity Corp., Credit Suisse Securities (Canada), Inc., National Bank Financial Inc., Raymond James Ltd., Industrial Alliance Securities Inc., CIBC World Markets Corp., BMO Capital Markets Corp., RBC Capital Markets, LLC, Scotia Capital (USA) Inc., TD Securities (USA) LLC, BofA Securities, Inc., Canaccord Genuity LLC, Credit Suisse Securities (USA) LLC, National Bank of Canada Financial Inc., Raymond James (USA) Ltd., Barclays Capital Inc., Deutsche Bank Securities Inc. and Stifel, Nicolaus & Company, Incorporated

99.2	Consent of Torys LLP

99.3	Consent of Stikeman Elliott LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2020	FRANCO-NEVADA CORPORATION

/s/ Lloyd Hong
Lloyd Hong
Chief Legal Officer & Corporate Secretary